

Mail Stop 3720

May 15, 2017

Jerry He
Chief Executive Officer
Bright Scholar Education Holdings Ltd.
No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People's Republic of China

> **Re:** **Bright Scholar Education Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 5, 2015**
> **File No. 333-217359**

Dear Mr. He:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may have additional comments.

Risk Factors, page 13

PRC Regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business, page 30

1. To provide context, please expand your disclosures here and at page 135 of the Government Regulations section to quantify the specific statutory limits on your ability to loan or make capital contributions to your PRC subsidiaries.

Use of Proceeds, page 51

2. We note that your listed uses of proceeds principally relate to operations conducted in the PRC with respect to the schools sponsored by your affiliated entity. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC

Jerry He
Bright Scholar Education Holdings Ltd.
May 15, 2017
Page 2

subsidiaries through loans and capital contributions and to your affiliated entities through loans, subject to applicable government registration and approvals. Please revise to clarify how you would be able to use the offering proceeds for the stated purposes under applicable PRC education and exchange control regulations. As one example, clarify and revise your statement that you will use approximately 50% of the offering proceeds for "launching new schools" in light of the fact that neither the company nor its PRC subsidiaries are permitted to directly establish new schools, make equity investments in the schools or sponsor the schools. Please be more specific about intended uses of the offering proceeds by taking into account how you will move the funds into the PRC and to which entities. In this regard, if you intend to make loans to your PRC subsidiaries for specific purposes, disclose this fact, the intended amounts, and how your PRC subsidiaries would be permitted to use the funds within their business scopes and pursuant to PRC regulations.

3.   Since you are only permitted to provide funding to your PRC subsidiaries through loans and capital contributions, please quantify the amount of loans and capital contributions you may currently make to each of your PRC subsidiaries as compared to the amount of proceeds you intend to use for the stated purposes. Disclose whether you intend to increase these amounts, and discuss how long it would take and how likely it would be that you would receive MOFCOM or other approvals for the increases.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Weiheng Chen, Esq.
        Dan Ouyang, Esq.
        Wilson Sonsini Goodrich & Rosati PC

        David T. Zhang, Esq.
        Benjamin W. James, Esq.
        Kirkland & Ellis International LLP